April 10, 2020
Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

       Re:     TEGNA Inc.
               Definitive Additional Materials on Schedule 14A
               Filed March 31 and April 7, 2020 by Standard General L.P., et al.
               File No. 001-06961

Dear Mr. de Wied:

       We have reviewed the above-captioned filings and have the following comments.

DFAN14A Filed March 31, 2020

1. We note the statement in your March 31 press release and shareholder letter that Mr. Lougee has been CEO for almost four years. Please revise to provide disclosure of the correct duration of Mr. Lougee's tenure as CEO, which appears to be less than three years.
   Additionally, provide support for the assertion that "he has been responsible for the performance of TEGNA's assets for the last 13 years." In this respect, we note that until the spin-off of Cars.com, Mr. Lougee was President of a distinct business unit in the Company and not a board member.

DFAN14A Filed April 7, 2020

2. We note your assertion in the press release that, with respect to the merger of Media General with LIN Media LLC and a subsequent sale to Nexstar Media Group, "[h]olders who continue to own the stock today have earned a 280% return over 6.6 years." It is our understanding that since the sale to Nexstar, Nexstar's management and board has operated the surviving business. Accordingly, please revise this statement to remove the implication that Media General's post-merger performance should be attributed to Standard General or its nominees in this solicitation.

3. Please revise slide 6 in the investor presentation to include the dates the statements were made.

4. Please revise slide 17, or add an annex, to include the names of the peers included in each line item.
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
April 10, 2020
Page 2

5. Refer to the third column of slide 48. Provide us with support for the assertion that
   TEGNA's board "insisted that any suitor make a fully financed, all cash offer with committed financing." In that regard, we note TEGNA's March 29, 2020 press release stating that two parties "have not delivered any information on financing sources."

6. Given your discussion in slides 55 and 56 of the share ownership of TEGNA's board and of management's lack of open market purchases, please revise the investor presentation to include the share ownership and open market purchases of your nominees.


                                               *   *   *

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                           Sincerely,

                                                           /s/ Joshua Shainess

                                                           Joshua Shainess
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions